

December 27, 2013

Via E-mail
Mr. Thomas M. Patterson
President and Chief Executive Officer
Basic Energy Services, Inc.
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102

       Re: **Basic Energy Services, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed February 27, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed April 22, 2013
                File No. 1-32693

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 22, 2013

Executive Compensation Matters, page 28

Potential Payments Upon Termination or Change in Control, page 35

1.   Please revise your disclosure to quantify the lump sum payments that would be provided to each of your named executive officers upon retirement. See Item 402(j) of Regulation S-K. In that regard, we note that the tables set forth in this section do not quantify all amounts due upon retirement as set forth in the employment agreements of such officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director